EXHIBIT 12.2

PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(IN MILLIONS OF DOLLARS)

	Three Months Ended June 30, 2004		Years ended March 31,

			2004		2003		2002		2001		2000

Fixed Charges, as defined:*
Interest expense	$65.5		$256.3		$270.2		$228.1		$290.4		$341.4
Estimated interest portion of rentals charged to expense	2.1		9.8		7.0		10.2		2.9		5.2
Preferred dividends of wholly-owned subsidiaries	—		18.5		47.7		45.3		(29.6)		74.0

Total fixed charges	67.6		284.6		324.9		283.6		263.7		420.6
Preferred stock dividends as defined:*	0.7		5.3		12.2		20.3		(18.8)		49.6

Total fixed charges and preferred dividends	$68.3		$289.9		$337.1		$303.9		$244.9		$470.2

Earnings, as defined:*
Income (loss) from continuing operations	$50.9		$249.0		$142.0		$293.4		$(88.2)		$82.6
Add:
Provision for income taxes	22.0		144.5		97.2		176.1		180.4		134.0
Minority interest	—		—		—		0.1		0.1		0.1
Undistributed loss of less than 50% owned affiliates	—		—		—		—		1.4		2.6
Fixed charges as above	67.6		284.6		324.9		283.6		263.7		420.6

Total earnings	$140.5		$678.1		$564.1		$753.2		$357.4		$639.9

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.1	x	2.3	x	1.7	x	2.5	x	1.5	x	1.4	x

* Fixed charges represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred dividends of wholly-owned subsidiaries. Preferred dividends of wholly-owned subsidiaries represents preferred dividends multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations. Earnings represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and (e) undistributed income of less than 50% owned affiliates without loan guarantees.